BERU Aktiengesellschaft
Mörikestr. 155
D-71636 Ludwigsburg
Deutschland
Tel.: +49/7141/132-246
Fax: +49/7141/132-586

04012460

04 JAN 28 AM 7:21

Unternehmens-
kommunikation
Investor Relations

From/Von: **Claudia Liedtke/SIR**

Date/Datum: **26.01.2004**

To/An: **Securities and Exchange Commission**
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC, 20549

SUPPL

Fax: **001-202 942 9624**

BERU Aktiengesellschaft. Exemption number: 82-34 750

PROCESSED
FEB 09 2004
THOMSON
FINANCIAL

Dear Sir, Madame,

please find as page 2 the BERU AG press release:

BERU transfers automotive spark plug production to the Chazelles site of 26 January 2004.

Your´s sincerly

dlw 1/30

i.A.

Claudia Liedtke
Unternehmenskommunikation/Investor Relations

Press release

BERU

BERU transfers automotive spark plug production to the Chazelles site

Contents: BERU transfers automotive spark plug production to the Chazelles site

Target group: Investors, Business press

Ludwigsburg, January 26, 2004 --- **BERU AG is transferring its production of automotive spark plugs from Neuhaus-Schierschnitz to its French site in Chazelles. The Group is thereby implementing its strategy of focusing spark plug production on a single site.**

Development work will still be based at the Group's headquarters in Ludwigsburg, Germany, while European spark plug production will be amalgamated in Chazelles, France.

The company hopes to benefit from synergies, particularly in buying, and by achieving greater efficiency via manufacturing larger quantities in Chazelles. BERU AG acquired the French plant last August as part of its takeover of the spark plug division of Johnson Controls Automotive Electronics, becoming the largest spark plug manufacturer in France.

Relocation of the automotive spark plug product line should be completed by August. The move is expected to mean the loss of 10 permanent jobs in Neuhaus-Schierschnitz; 40 temporary contracts cannot be extended.

The Group currently plans to continue producing industrial spark plugs for stationary engines at the Neuhaus-Schierschnitz site, where initiating electrodes for oil and gas burners used in the heating industry and distributor caps and rotors are also manufactured.

BERU AG is now assessing the options for using the space which will become vacant at the Neuhaus-Schierschnitz plant for manufacturing other product groups.

For further information, please contact:

BERU AG
Corporate Communications/Investor Relations
Stephan Haas
Mörikestr. 155
71636 Ludwigsburg
Tel.: ++49-7141-132-246
Fax: ++49-7141-132-586
www.beru.com
e-mail: stephan.haas@beru.de